US008889206B2

(12) **United States Patent**
Lix

(10) **Patent No.: US 8,889,206 B2**
(45) **Date of Patent: Nov. 18, 2014**

(54) **WHISKEY MAKING METHOD**

(76) Inventor: **Thomas Steven Lix**, Parma, OH (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 187 days.

(21) Appl. No.: **13/253,072**

(22) Filed: **Oct. 5, 2011**

(65) **Prior Publication Data**

US 2012/0088018 A1 Apr. 12, 2012

Related U.S. Application Data

(60) Provisional application No. 61/391,138, filed on Oct. 8, 2010.

(51) **Int. Cl.**

C12C 13/00	(2006.01)
C12G 3/07	(2006.01)
B27H 3/02	(2006.01)
B24C 1/04	(2006.01)
C12H 1/22	(2006.01)

(52) **U.S. Cl.**

CPC . ***B24C 1/04*** (2013.01); ***C12G 3/065*** (2013.01); ***C12H 1/22*** (2013.01)

USPC **426/422**; 426/11; 426/592; 99/277.1; 217/88

(58) **Field of Classification Search**

USPC 426/11, 422, 592; 99/277.1; 217/88

See application file for complete search history.

(56) **References Cited**

U.S. PATENT DOCUMENTS

2,079,378 A * 5/1937 Mills 99/277.1
2,108,661 A 2/1938 Farrler et al.
2,114,009 A 4/1938 Ramsay
2,203,229 A 6/1940 Nilsson et al.
3,021,780 A * 2/1962 Bobbe 99/277.1
3,259,055 A 7/1966 Labs
3,842,723 A 10/1974 Boucher
3,942,423 A 3/1976 Herzfeld
4,558,639 A 12/1985 Hojnoski
4,813,565 A 3/1989 Croser
5,054,381 A 10/1991 Depeaux et al.
5,102,675 A 4/1992 Howell et al.
5,174,461 A 12/1992 Sullivan
5,481,960 A 1/1996 Sullivan
5,537,913 A 7/1996 Vowles
5,647,268 A 7/1997 Sullivan
6,203,836 B1 3/2001 Gross, II et al.
6,378,419 B1 4/2002 Ecklein
6,898,834 B1 5/2005 Warren
7,572,495 B2 8/2009 Atkinson
8,381,926 B2 * 2/2013 Kenealy et al. 217/72
2003/0157216 A1 8/2003 Plumb
2005/0031760 A1 2/2005 Plumb
2010/0092636 A1 * 4/2010 Watson et al. 426/533

FOREIGN PATENT DOCUMENTS

WO WO2011053405 A2 5/2011

* cited by examiner

Primary Examiner — Leslie Wong
(74) *Attorney, Agent, or Firm* — Cindy Murphy LLC

(57) **ABSTRACT**

A method (**10**) of making a wood insert (**50**) from a dismantled stave (**20**) of a barrel (**12**), such as a used bourbon barrel. The method (**10**) comprises the steps of conditioning the exterior surface (**24**) of a dismantled stave (**20**); and profiling the conditioned stave (**30**) to increase its aging surface area. The profiled stave (**20**) can then be heat treated (e.g., toasted and/or charred) to create the wood insert (**50**). The insert (**50**) can be used to integrate a wood flavoring during the aging of an alcoholic beverage, such as a non-bourbon whiskey.

19 Claims, 4 Drawing Sheets


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58
56
50
52


10
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FIGURE 1


50
58
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FIGURE 2


50
54
56
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58
58
FIGURE 4
FIGURE 4

FIGURE 3


L
W
H
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58r
58
58s
58f
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FIGURE 4


L
H
W
56
58
58s
58f
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FIGURE 6


50
52
56
58
FIGURE 4

FIGURE 5


50c
58

FIGURE 7


60
62
50
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66
temperature
pressure
68

FIGURE 8

WHISKEY MAKING METHOD

RELATED APPLICATION

This application claims priority under 35 USC §119(e) to U.S. Provisional Patent Application No. 61/391,138 filed on Oct. 8, 2010. The entire disclosure of this provisional patent application is hereby incorporated by reference.

BACKGROUND

In a traditional whiskey-making method, high proof distillate is aged in an oak barrel and the wood adds color and flavor to the whiskey. But wood barrels are becoming increasingly expensive and their porosity (while important to the aging process) can result in significant evaporation loss. Accordingly, a current trend in non-bourbon whiskey making is to use non-porous containers (e.g., metal, glass, plastic, etc.) with wood inserts positioned therein during the aging process.

SUMMARY

A wood insert is provided for positioning within a container during the aging stage of an alcoholic beverage making process, such as a non-bourbon whiskey making process. The wood insert can be formed from a used wooden barrel and configured to maximize its aging surface area. In this manner, the barrel wood is cost-effectively recycled thereby conserving a scarce albeit renewable resource. With particular reference to used bourbon barrels, the wood insert allows the whiskey maker to capitalize on the inability of bourbon makers to reuse barrels because, by law, bourbon must be aged in new charred barrels. There is plenty of life left in such used barrels and, significantly, they have been properly aged (typically three years of air drying), then toasted, and charred.

DRAWINGS

FIG. **1** is a schematic diagram of a method of making a wood insert from a used bourbon barrel.

FIGS. **2-4** are side, front, and sectional views of the wood insert.

FIGS. **5-6** are front and sectional views of another version of the wood insert.

FIG. **7** shows a wood insert separated into pieces or chips.

FIG. **8** is a schematic diagram of a whiskey-making method using wood inserts.

DESCRIPTION

Referring now to the drawings, and initially to FIG. **1**, a method **10** of making a wood insert **50** is shown. In this method, a wooden barrel **12** is dismantled into a plurality of wood staves **20**. The barrel **12** can be, for example, a used barrel such as one previously used for storage and/or aging of consumable product. More specifically, the stave **20** can be acquired from a bourbon barrel, a whiskey barrel, a wine barrel, a sherry barrel, and/or a rum barrel.

Each dismantled stave **20** will have an interior portion **22**, an exterior portion **24**, and previously unexposed portion **26** therebetween. The interior portion **22** contacted and assisted with the aging of a consumable produce such as bourbon whereby it is typically impregnated and its aging ability somewhat depleted. The exterior portion **24** formed part of the barrel's outer shell and thus may be dirty, chipped, and/or scarred from trials and tribulations encountered along the way (e.g., warehouse storage, shipping, dismantling, etc.). The portion **26** remains pure and intact, as it has been shielded within the interior portion **22** and the exterior portion **24**.

The exterior portion **24** of the dismantled stave **20** is sanded, scoured, scraped, or otherwise conditioned to form a conditioned stave **30** (having an interior portion **32**, an exterior portion **34**, and a previously unexposed portion **36** therebetween).

The conditioned stave **30** can be profiled to increase its aging surface area and thereby form a profiled stave **40** (having an interior portion **42**, an exterior portion **44**, and a previously unexposed portion **46** therebetween). This profiling step can be accomplished by providing profiling **48** on the stave **40** that extends through the outer surface **44** and into previously unexposed portion **46**.

The profiled stave **40** can then be heat treated by methodologies which includes baking, grilling, roasting, convection toasting, and/or flame toasting. Additionally or alternatively, the profiled stave **40** can be exposed to fire in order to form a charred surface. The resultant heat-treatment and/or charring process forms a treated stave **50** (having an interior portion **52**, an exterior portion **54**, and a previously unexposed portion **56** therebetween).

As is best seen by referring to FIGS. **2-4**, the treated stave **50** includes profiling **58** corresponding to the profiling **48** of the stave **40**. In the illustrated embodiment, the profiling **58** comprises rectangular notches which each has a floor **58*f***, side walls **58*s***, and a rear wall **58*r***. The profiling step can be performed so as to maximize the exposure of longitudinal faces of the stave **50**, or the area collectively occupied by the notch side walls **58*s***. This can be accomplished by minimizing notch width W, curtailing notch spacing, optimizing notch length L and height H, and maximizing the number of notches per stave.

The notches **58** can be, for example, rectangular channels, having a width W of about 0.05 cm to about 0.5 cm and can be spaced apart a distance of about 0.25 cm to about 2.5 cm.

As shown in FIGS. **3-4**, the notches **48/58** can have a length L less than the span of stave **40/50**, in which case they can be staggered relative to its opposite edges. As shown in FIGS. **5-6**, the notches **48/58** can instead have a length L coextensive with the stave span (whereby they will not have a rear wall **58*r***).

The height H of the notches **48/58** is less than that of the entire stave **40/50** (e.g., 95%, 90%, 80%, 70%, 60%, 50%) and preferably extends as close as possible to the interior portion **42/52** so that almost the entire previously un-utilized wood portion **46/56** is exposed.

As shown in FIG. **7**, the staves **40/50** can be cut into pieces or chips **40*c*/50*c***, either before or after the charring step.

FIG. **8** shows the use of wood inserts **50** in a method **60** of producing an alcoholic beverage for human consumption. This alcoholic beverage can be, for example, non-bourbon whiskey, beer, wine, or rum. In this method, the inserts **50** are arranged within a container **62** which may be a non-wood and/or non-porous material, such as metal (e.g., steel), ceramic, glass, or plastic drums. Distillate **64** is placed within the container **62** (and thus in contact with the inserts **40**), the container **62** is sealed (e.g., with a lid **66**), and the aging process initiated. For example, temperature and/or pressure within the sealed container **62** can be controllably varied. After completion of the aging steps, the solution can be drained from the container **61** into bottles **68** for commercial sale.

Although the barrel **12**, the wood inserts **20/30/40/50**, the profiling **48/58**, and/or the whiskey-making method **60** have been shown and described with respect to a certain embodi-

ment or embodiments, it is obvious that equivalent alterations and modifications will occur to others skilled in the art upon the reading and understanding of this specification and the annexed drawings.

REFERENCE NUMBERS

10 wood-insert making method
12 wooden barrel
20 dismantled stave
22 interior portion
24 exterior portion
26 previously unexposed portion
30 conditioned stave
32 interior portion
34 exterior portion
36 previously unexposed portion
40 profiled stave
42 interior portion
44 exterior portion
46 previously unexposed portion
48 notches
50 treated stave
52 interior portion
54 exterior portion
56 previously unexposed portion
58 profiling
58*f* floor
58*s* side walls
58*r* rear wall
60 whiskey-making method
62 container
64 distillate
66 lid
68 bottles

The invention claimed is:

1. A wood insert made from a dismantled stave of a wooden barrel, comprising:

an interior portion that contacted and aged bourbon while part of the barrel;

an exterior portion that surrounded the interior portion;

a previously unexposed portion between the interior portion and the exterior portion; and

profiling extending through the exterior portion and into the previously unexposed portion to increase aging surface area;

wherein the profiling comprises notches.

2. A wood insert as set forth in claim **1**, wherein the exterior portion is sanded, scoured, scraped or otherwise conditioned.

3. A wood insert as set forth in claim **1**, wherein the stave is heat treated.

4. A wood insert as set forth in claim **1**, wherein the exterior portion is charred.

5. A wood insert as set forth in claim **4**, wherein the profiling comprises rectangular notches.

6. A wood insert as set forth in claim **5**, wherein the profiling includes side walls defining longitudinal faces of the stave.

7. A wood insert as set forth in claim **6**, wherein the profiling maximizes the surface area of the longitudinal faces.

8. A wood insert as set forth in claim **4**, wherein each notch has a width W of about 0.05 cm to about 0.50 cm.

9. A wood insert as set forth in claim **8**, wherein the spacing between adjacent notches is about 0.25 cm to about 2.5 cm.

10. A wood insert as set forth in claim **9**, wherein the notches have a length less than the stave span.

11. A wood insert as set forth in claim **10**, wherein the notches are staggered.

12. A wood insert as set forth in claim **9**, wherein the notches have a length coextensive with the stave span.

13. A wood insert as set forth in claim **9**, wherein the height H of the notches is less than the stave height.

14. A wood insert as set forth in claim **1**, cut into pieces or chips.

15. A wood insert as set forth in claim **1**, wherein the stave is from a used wooden barrel.

16. A wood insert as set forth in claim **1**, wherein the stave is from a wooden barrel previously used for storage and/or aging of consumable product.

17. A wood insert as set forth in claim **16**, wherein the stave is from a bourbon barrel, a whiskey barrel, a wine barrel, or sherry barrel, or a rum barrel.

18. A method of making the wood insert set forth in claim **1**, said method comprising the steps of:

conditioning the exterior surface of the dismantled stave to form a conditioned stave; and

profiling the conditioned stave.

19. A method of producing an alcoholic beverage for human consumption, said method comprising the steps of placing distillate into a container whereat it is in contact with the wood insert set forth in claim **1**.

* * * * *